UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

Perceptron, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

71361F100

(CUSIP Number)

CHAD H. GOLDSTEIN

MOAB CAPITAL PARTNERS, LLC

152 West 57th Street, 9th Floor

New York, New York 10019

(212) 981-2623

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 14, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 71361F100

1	NAME OF REPORTING PERSON

MOAB CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		777,573
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

777,573
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

777,573
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP NO. 71361F100

1	NAME OF REPORTING PERSON

MOAB PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		777,573
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

777,573
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

777,573
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 71361F100

1	NAME OF REPORTING PERSON

MOAB PRIVATE INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		40,328
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

40,328
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,328
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IA

4

CUSIP NO. 71361F100

1	NAME OF REPORTING PERSON

MICHAEL M. ROTHENBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		817,901
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

817,901
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

817,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

IN, HC

5

CUSIP NO. 71361F100

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (“Amendment No. 8”). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

As a result of a change in the investment adviser of the Managed Account (as defined below), Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Moab Partners, L.P., a Delaware limited partnership (“Moab LP”);
(ii)	Moab Capital Partners, LLC, a Delaware limited liability company (“Moab LLC”), which serves as the investment adviser for Moab LP;
(ii)	Moab Private Investments, LLC, a Delaware limited liability company (“MPI”), which serves as the investment adviser to a separately managed account (the “Managed Account”); and
(iv)	Michael R. Rothenberg, who serves as the managing member of Moab LLC and sole member of MPI.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 152 West 57th Street, 9th Floor, New York, New York 10019.

(c)       The principal business of Moab LP is investing in event-driven securities. Moab LLC serves as the investment adviser for certain private investment funds, including Moab LP. MPI serves as the investment adviser for certain private investment funds, including the Managed Account. Mr. Rothenberg serves as the managing member of Moab LLC and sole member of MPI.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Rothenberg is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Moab LP and held in the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 777,573 Shares directly owned by Moab LP is approximately $5,066,000, including brokerage commissions. The aggregate purchase price of the 40,328 Shares held in the Managed Account is approximately $272,000, including brokerage commissions.

6

CUSIP NO. 71361F100

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 9,486,424 Shares outstanding, as of November 2, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 6, 2017.

A.	Moab LP
(a)	As of the close of business on December 19, 2017, Moab LP directly owned 777,573 Shares.

Percentage: Approximately 8.2%

(b)	1. Sole power to vote or direct vote: 777,573
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 777,573
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Moab LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Moab LLC
(a)	Moab LLC, as the investment adviser of Moab LP, may be deemed the beneficial owner of the 777,573 Shares directly owned by Moab LP.

Percentage: Approximately 8.2%

(b)	1. Sole power to vote or direct vote: 777,573
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 777,573
4. Shared power to dispose or direct the disposition: 0

(c)	Moab LLC has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Moab LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	MPI
(a)	As of the close of business on December 19, 2017, 40,328 Shares were held in the Managed Account. MPI, as the investment adviser to the Managed Account, may be deemed the beneficial owner of the 40,328 Shares held in the Managed Account.

Percentage: Less than 1%

7

CUSIP NO. 71361F100

(b)	1. Sole power to vote or direct vote: 40,328
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 40,328
4. Shared power to dispose or direct the disposition: 0

(c)	MPI has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of the Managed Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Mr. Rothenberg
(a)	Mr. Rothenberg, as the managing member of Moab LLC and sole member of MPI, may be deemed the beneficial owner of the (i) 777,573 Shares directly owned by Moab LP and (ii) 40,328 Shares held in the Managed Account.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 817,901
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 817,901
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Rothenberg has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Moab LP and the Managed Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 19, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached as exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended add the following exhibit:

99.1	Joint Filing Agreement by and among Moab Capital Partners, LLC, Moab Partners, L.P., Moab Private Investments, LLC and Michael R. Rothenberg, dated December 19, 2017

8

CUSIP NO. 71361F100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2017

Moab Partners, L.P.

By:	Moab Capital Partners, LLC, its Investment Adviser

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg
	Title:	Managing Director

Moab Capital Partners, LLC

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg
	Title:	Managing Director

Moab private investments, LLC

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg
	Title:	Sole Member

/s/ Michael M. Rothenberg
Michael M. Rothenberg

9

CUSIP NO. 71361F100

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of Transaction	Date of Transaction	Shares of Common Stock Purchased/(Sold)	Price ($)

MOAB PARTNERS, L.P.

Sale of Common Stock	11/20/2017	(1,012)	10.3663
Sale of Common Stock	11/20/2017	(2,888)	10.3285
Purchase of Common Stock	12/14/2017	190	9.6800
Purchase of Common Stock	12/14/2017	769	9.6762
Purchase of Common Stock	12/14/2017	2,850	9.7072
Purchase of Common Stock	12/14/2017	46,550	9.7761
Purchase of Common Stock	12/15/2017	1,064	9.7426
Purchase of Common Stock	12/15/2017	1,727	9.7500

MOAB PRIVATE INVESTMENTS, LLC

(Through the Managed Account)

Sale of Common Stock	11/20/2017	(231)	10.3668
Sale of Common Stock	11/20/2017	(222)	10.3668
Sale of Common Stock	11/20/2017	(404)	10.3668
Sale of Common Stock	11/20/2017	(71)	10.3668
Sale of Common Stock	11/20/2017	(360)	10.3668
Sale of Common Stock	11/20/2017	(353)	10.3285
Sale of Common Stock	11/20/2017	(55)	10.3285
Sale of Common Stock	11/20/2017	(104)	10.3285
Sale of Common Stock	11/20/2017	(154)	10.3284
Sale of Common Stock	11/20/2017	(291)	10.3285
Sale of Common Stock	11/20/2017	(22)	10.3286
Sale of Common Stock	11/20/2017	(55)	10.3285
Sale of Common Stock	11/20/2017	(204)	10.3284
Sale of Common Stock	11/20/2017	(64)	10.3284
Sale of Common Stock	11/20/2017	(1,235)	10.3285
Sale of Common Stock	11/20/2017	(159)	10.3284
Sale of Common Stock	11/20/2017	(185)	10.3284
Sale of Common Stock	11/20/2017	(58)	10.3284
Sale of Common Stock	11/20/2017	(34)	10.3285
Sale of Common Stock	11/20/2017	(496)	10.3285
Sale of Common Stock	11/20/2017	(94)	10.3284
Sale of Common Stock	11/20/2017	(112)	10.3285
Purchase of Common Stock	12/14/2017	2,450	9.7761
Purchase of Common Stock	12/14/2017	40	9.6763
Purchase of Common Stock	12/14/2017	10	9.6800
Purchase of Common Stock	12/14/2017	150	9.7304
Purchase of Common Stock	12/15/2017	91	9.7500
Purchase of Common Stock	12/15/2017	56	9.7427